Exhibit (a)(1)

                     OFFER TO PURCHASE FOR CASH UP TO 4,197
                            LIMITED PARTNERSHIP UNITS
                                       OF
                           FJS PROPERTIES FUND I, L.P.
                                       AT
                                  $160 per Unit

                           EVEREST FJS INVESTORS, LLC
                                (the "Purchaser")

     THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC STANDARD TIME, ON JUNE 5, 2002, UNLESS THE OFFER IS EXTENDED.

The Purchaser hereby seeks to acquire Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Partnership"). The Purchaser is not affiliated with the Partnership or its general partner, FJS Properties, Inc., a Delaware corporation ("General Partner"). The Purchaser hereby offers to purchase up to 4,197 Units at a purchase price equal to $160 per Unit, less the amount of any distributions declared or made with respect to the Units on or after May 6, 2002 (the "Offer Date"), and less any transfer fees imposed by the Partnership, which the Partnership advises us are $100 per transfer (regardless of the number of Units transferred), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, transfer fees and any distributions made or declared on or after the Offer Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchaser and deducted from your proceeds.

             The Issuer had approximately 542 holders of record owning an aggregate of 16,788 Units, as of March 15, 2002, according to its annual report on Form 10-K for the year ended December 31, 2001. Affiliates of the Purchaser currently beneficially own an aggregate of 3,707 Units, or approximately 22.08% of the outstanding Units. In addition, an affiliate of the Purchaser has orally agreed to acquire another 1,558 Units or approximately 9.3% of the outstanding Units. The 4,197 Units subject to the Offer constitute approximately 25% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, and the affiliate's oral agreement to purchase Units is consummated, the Purchaser and its affiliates would beneficially own in the aggregate
9,462 Units or approximately 56% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchaser of up to $671,520 in aggregate purchase price, which the Purchaser will fund out of its members' capital commitments.

Holders of Units ("Unit holders") are urged to consider the following factors:

- The Offer Price of $160 per Unit represents a premium to the estimated liquidation value. In a recommendation letter to limited partners dated November 13, 2001, the Partnership estimated that limited partners would receive approximately $150.71 per Unit if the Partnership sold its property, distributed all the proceeds and dissolved the Partnership. The Offer price exceeds that amount by $9.29 per Unit, or over 6%. Units of limited partnerships are usually purchased at a significant discount to their estimated liquidation value, so the Offer Price represents a significant premium for the Units.

- Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchaser may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

- The Purchaser is making the Offer for investment purposes and with the hope of making a profit from the ownership of the Units. In establishing the purchase price of $160 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchaser's objectives. There is no public market for the Units, and neither the Unit holders nor the Purchaser has any accurate means for determining the actual present value of the Units. The Purchaser has not made an independent appraisal of the Units or the Partnership's property, and is not qualified to appraise real estate. Accordingly, there can be no assurance that the Offer price accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders of the Units may not vary substantially from the Offer price.

- As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unit holders may vote. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unit holders.

- The Purchaser may accept only a portion of the Units tendered by a Unit holder in the event a total of more than 4,197 Units are tendered.

- No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchaser's funds and tendered securities, the Purchaser may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 4,197 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE 4,197 UNITS FROM TENDERING UNIT HOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

May 6, 2002

IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder's Units should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on blue paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to the Purchaser, at the address or facsimile number set forth below.


                           EVEREST FJS INVESTORS, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101
                             Telephone: 800-611-4613
                            Facsimile: (626) 585-5929
                                  -------------

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchaser at 1-800-611-4613.

                          ---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                          ---------------------------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION      .............................................................7

TENDER OFFER      .............................................................9

Section 1.        Terms of the Offer...........................................9
Section 2.        Proration; Acceptance for Payment and Payment for Units......9
Section 3.        Procedures for Tendering Units..............................10
Section 4.        Withdrawal Rights...........................................11
Section 5.        Extension of Tender Period; Termination; Amendment..........12
Section 6.        Certain Federal Income Tax Consequences.....................12
Section 7.        Effects of the Offer........................................14
Section 8.        Future Plans................................................14
Section 9.        The Business of the Partnership.............................15
Section 10.       Conflicts of Interest.......................................15
Section 11.       Certain Information Concerning the Purchaser................15
Section 12.       Source of Funds.............................................16
Section 13.       Conditions of the Offer.....................................16
Section 14.       Certain Legal Matters.......................................17
Section 15.       Fees and Expenses...........................................18
Section 16.       Miscellaneous...............................................18

Schedule I - The Purchaser and Its Principals

                               SUMMARY TERM SHEET

The Purchaser is offering to purchase up to 4,197 Units for $160 per Unit in cash. The following are some of the questions that you, as a Unit holder of the Partnership may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY UNITS OF FJS PROPERTIES FUND I, L.P.?

The offer to purchase up to 4,197 Units is being made by EVEREST FJS INVESTORS, LLC. The Purchaser is a special purpose fund formed as a joint venture to invest in Units by Everest Properties II, LLC and MacKenzie Patterson, Inc., each a private, independent real estate investment firm. None of these entities is affiliated with the Partnership's general partner.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $160 per Unit, net to you in cash, less the amount of any distributions declared or made with respect to the Units on or after May 6, 2002. Any distributions made or declared on or after the Offer Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchaser and deducted from your proceeds. Also, the transfer fees charged by the Partnership will be deducted from your proceeds, which the Partnership advises us is $100 per transfer (regardless of the number of Units transferred). If you tender your Units to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units sought is purchased, the Purchaser's capital commitment will be approximately $671,520. The Purchaser has adequate capital commitments at its disposal to fund payment to selling Unit holders.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 11:59 p.m. pacific standard time, on June 5, 2002, to decide whether to tender your Units in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion. If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., eastern standard time, on the day after the date on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any Units in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the Partnership or its business or assets.

HOW DO I TENDER MY UNITS?

To tender your Units, you must deliver a completed Letter of Transmittal (printed on blue paper), to the Purchaser at: Everest FJS Investors, LLC, 199 S. Los Robles Ave., Suite 440, Pasadena, California 91101, Attn: Securities Processing Department (Telephone: 800-511-4613; Facsimile Transmission:
626-585-5929), no later than the time the Offer expires.

MAY I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered Units at any time until the Offer has expired and, if we have not agreed to accept your Units for payment by July 5, 2002, you can withdraw them at any time after such time until we do accept your Units for payment. To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Purchaser while you still have the right to withdraw the Units.

WHAT DOES THE PARTNERSHIP'S GENERAL PARTNER THINK OF THE OFFER?

The Purchaser has not sought the approval or disapproval of the General Partner. The General Partner may be expected to communicate the Partnership's position on the offer in the next two weeks.

WILL THE PARTNERSHIP CONTINUE AS A PUBLIC COMPANY?

The Partnership reported 542 holders of its outstanding Units as of the end of 2001, the most recent year for which it has filed an annual report. Unless the total number of Unit holders were to fall below 500, the Partnership will continue as a public reporting company. The Purchaser cannot currently predict whether the offer will result in such a reduction in the number of Unit holders, nor can it predict whether the Partnership would elect to terminate its reporting status if the number of holders were so reduced. The Purchasers have no intention of seeking to change the Partnership's status as a public reporting company.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY UNITS?

The Purchaser does not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the offer. However, if the Purchaser should acquire all of the Units sought in the Offer, the Purchaser would control a large, and potentially controlling, block of Units.

WHAT ARE THE PURCHASER'S FUTURE INTENTIONS CONCERNING THE PARTNERSHIP?

The Purchaser intends to consider after the expiration of the Offer whether or not to seek control of the Partnership or to change the management or operations of the Partnership. Accordingly, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a limited partner to vote on matters subject to a limited partner vote, including any vote affecting the sale of the Partnership's properties and the liquidation and dissolution of the Partnership. In addition, as the principal shareholder of the General Partner has been in bankruptcy, the Purchaser and its affiliates may seek to remove the General Partner in order to protect and enhance its interest in the Partnership.

WHAT IS THE MARKET VALUE OF MY UNITS?

According to the Partnership, "Units of the Registrant are not publicly traded nor is it anticipated that a public trading market will develop for the Units." The Purchaser's review of independent secondary market reporting publications found few sales of Units on secondary markets during recent years. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchaser does not know whether the foregoing sales information is accurate or complete. In the last quarter of 2001, 2,437 Units were sold by limited partners, at a price of $105 per Unit, in a third party tender offer by affiliates of the Purchaser.

WHO SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call the Purchaser, toll free, at 800-611-4613.

TO THE UNIT HOLDERS OF FJS PROPERTIES FUND I, L.P.

                                  INTRODUCTION

         The Purchaser hereby offers to purchase up to 4,197 Units (the "Maximum Offer") at a purchase price of $160 per Unit ("Offer Price"), less the amount of any distributions declared or paid with respect to the Units on or after May 6, 2002 (the "Offer Date"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchaser is unaware of any distributions declared or paid since April 1, 2002. Unit holders who tender their Units will bear any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $100 per transfer (regardless of the number of Units transferred), and the amount of such fee will be deducted from the sale proceeds payable to the selling Unit holder. No other fees will be borne by Unit holders who tender their Units.

         For further information concerning the Purchaser, see Section 11 below and Schedule I.

         Neither the Purchaser nor any of its affiliates is affiliated with the Partnership, or the Partnership's general partner. The address of the Partnership's principal executive offices is 264 Route 537 East, Colts Neck, NJ 07722.

         Unit holders are urged to consider the following factors:

         - The Offer Price of $160 per Unit represents a premium to the estimated liquidation value. In a recommendation letter to limited partners dated November 13, 2001, the Partnership estimated that limited partners would receive approximately $150.71 per Unit if the Partnership sold its property, distributed all the proceeds and dissolved the Partnership. The Offer price exceeds that amount by $9.29 per Unit, or over 6%. Units of limited partnerships are usually purchased at a significant discount to their estimated liquidation value, so the Offer Price represents a significant premium for the Units.

         - Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchaser may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

         - The Purchaser is making the Offer for investment purposes and with the hope of making a profit from the ownership of the Units. In establishing the purchase price of $160 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchaser's objectives. There is no public market for the Units, and neither the Unit holders nor the Purchaser has any accurate means for determining the actual present value of the Units. The Purchaser has not made an independent appraisal of the Units or the Partnership's property, and is not qualified to appraise real estate. Accordingly, there can be no assurance that the Offer price accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders of the Units may not vary substantially from the Offer price.

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unit holders may vote. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unit holders.

         - The Purchaser may accept only a portion of the Units tendered by a Unit holder in the event a total of more than 4,197 Units are tendered.

         - No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchaser's funds and tendered securities, the Purchaser may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

         The Offer will provide Unit holders with an opportunity to liquidate their investment without the usual securities brokerage commissions associated with market sales. Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser. Unit holders who sell all of their Units will also eliminate the need to file form K-1 information for the Partnership with their federal tax returns for years after 2002.

Establishment of the Offer Price
--------------------------------

         The Purchaser has set the Offer Price at $160 per Unit, less the amount of any distributions declared or made with respect to the Units on or after the Offer Date. Unit holders who tender their Units will bear any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $100 per transfer (regardless of the number of Units transferred), and the amount of such fee will be deducted from the sale proceeds payable to the selling Unit holder. In determining the Offer Price, the Purchaser analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Partnership; (ii) the estimated value of the Partnership's real property; and (iii) the costs to the Purchaser associated with acquiring the Units.

         The Partnership made the following statement in its annual report on Form 10-K for the year ended December 31, 2001: "Units of the Registrant are not publicly traded nor is it anticipated that a public trading market will develop for the Units." The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for Unit holders, the Purchaser may not need to offer as high a price for the Units as it would otherwise. On the other hand, the Purchaser takes a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchaser itself will have limited liquidity for the Units upon consummation of the purchase.

         Affiliates of the Purchaser acquired a total of 2,419 Units at a price of $105 per Unit pursuant to a tender offer terminated December 31, 2001. In April, 2002, another affiliate of the Purchaser verbally agreed to purchase a total of 1,558 Units from two beneficial holders for a purchase price of $160 per Unit. The two prospective sellers are affiliated with Robert Brennan, the former controlling shareholder of the General Partner. Documentation of these sales is pending, and a part will be contingent on approval of the U.S. Bankruptcy Court.

         In November, 2001, the Partnership's general partner estimated that the Partnership may have a liquidation value of approximately $150.71 per Unit based on its estimated value for the Partnership's property. The Offer Price constitutes a $9.29 (or more than 6%) premium over this amount. The Purchaser is offering to purchase Units which are an illiquid investment and is not offering to purchase the Partnership's underlying assets. The Partnership has announced no plans to liquidate, there is no fixed date for liquidation and the Purchaser has no reason to believe that the Partnership will liquidate its assets at any time in the foreseeable future. The underlying asset value of the Partnership is therefore only one factor used by the Purchaser in arriving at the Offer Price.

         At December 31, 2001, the Partnership owned and operated one 312 unit garden apartment complex, the Pavilion Apartments ("Pavilion"), located in West Palm Beach, Florida.

         The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in acquiring the total number of Units sought, may consider future offers. Factors affecting the Purchaser's future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

         If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

General Background Information
------------------------------

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partners, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

         Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.


                                  TENDER OFFER


Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 11:59 p.m., Pacific Standard Time, on June 5, 2002, unless and until the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 13, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchaser will promptly pay for all validly tendered Units, and the Purchaser does not intend to imply that the foregoing rights of the Purchaser would permit the Purchaser to delay payment for validly tendered Units following expiration.

         The Purchaser does not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchaser from purchasing tendered Units as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn is less than the maximum number of Units sought (the "Maximum Offer"), the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered. If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds the Maximum Offer, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

         In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchaser submits the Units to the Partnership to register the transfers. Payment for Units is conditioned upon and will be made promptly upon the confirmation by the Partnership that the Units have been properly recorded as transferred to Purchaser.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on blue paper) with any other documents required by the Letter of Transmittal must be received by the Purchaser at its address set forth in the Letter of Transmittal on or prior to the Expiration Date. A Unit holder may tender any or all Units owned by such Unit holder.

         In order for a tendering Unit holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Standard Time, on June 5, 2002, or such date to which the Offer may be extended.

         The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Purchaser.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unit holder must provide the Purchaser with such Unit holder's correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding. Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder's taxpayer identification number and address and that the Unit holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchaser as such Unit holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder's rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchaser. Upon acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchaser all of the Unit holder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchaser, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Unit holder's representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after July 5, 2002,

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at the address set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this
Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence or failure to occur of any of the conditions specified in
Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration). Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain tendered Units, and such Units may not be withdrawn except to the extent tendering Unit holders are entitled to withdrawal rights as described in Section
4. However, the ability of the Purchaser to delay payment for Units that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the class of securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:00 midnight through 11:59 p.m., Pacific Standard Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNIT HOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNIT HOLDER TENDERING UNITS SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unit holder reports a loss on the sale, such loss generally could not be currently deducted by such Unit holder except against such Unit holder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

         The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt Unit holder (other than an organization described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unit holder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

Suspended "Passive Activity Losses". A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unit holder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

Foreign Unit holders. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Partnership`s Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes.

Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer and there is no proration, the result could be a reduction in the number of Unit Holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit holders will materially further restrict the Unit holders' ability to find purchasers for its Units through secondary market transactions.

Voting Power of Purchaser. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert influence on or even control matters subject to the vote of Unit holders. The Partnership does not hold annual or regular meetings to elect directors, and does not have a representative board of directors overseeing management. Votes of Unit holders would only be solicited, if ever, for matters affecting the fundamental structure of the Partnership, and the affirmative vote of more than 50% of the outstanding Units (not a mere quorum) is required to effect action. The Purchaser and its affiliates do not have a present intention to call for any such vote, nor are they aware that the General Partner intends to do so. They would, nevertheless, exercise any and all rights they might hold in the event that such a vote is called by the General Partner, or if, in the future, changes in circumstances would dictate that limited partners exercise their right to call a vote. If the Purchaser were to acquire all of the Units sought in the Offer, the Purchaser and its affiliates would hold or control approximately 56% of the outstanding Units. Accordingly, the Purchaser's votes could potentially control the outcome of any extraordinary vote (as there are no regular or annual votes). However, even in those circumstances, the Purchaser would not see any divergence between the Purchaser's interests as holder and those of any other ordinary holder.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported 542 holders of its outstanding Units as of the end of 2001, the most recent year for which it has filed an annual report. Unless the total number of Unit holders were to fall below 500, the Partnership will continue as a public reporting company. The Purchaser cannot currently predict whether the offer will result in such a reduction in the number of Unit holders, nor can it predict whether the Partnership would elect to terminate its reporting status if the number of holders were so reduced. The Purchasers have no intention of seeking to change the Partnership's status as a public reporting company

Section 8. Future Plans. Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer. The Purchaser is seeking to purchase a total of 4,197 Units. If the Purchaser acquires fewer than 4,197 Units pursuant to the Offer, the Purchaser may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if the Partnership's circumstances change, at a lower price. Alternatively, the Purchaser may discontinue any further purchases of Units after termination of the Offer, regardless of the number of Units purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, as noted above, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchaser's future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

         In 1995, Robert E. Brennan, the owner of 80% of the equity interest in the General Partner, filed for bankruptcy protection. The trustee in bankruptcy has the authority to sell Mr. Brennan's interest with court approval. In March of 2000, MacKenzie Patterson, Inc. ("MPI") proposed to purchase this interest in the General Partner, subject to its obtaining information regarding valuation of the interest. Its primary purpose in acquiring the controlling interest in the General Partner was to assure that the Partnership was managed and its property maintained and operated in a manner consistent with the interests of Unit holders, including those of its managed funds which hold Units. The trustee did not respond favorably to MPI's initial proposal. In November 2000, MPI engaged counsel to represent it in the bankruptcy court and further pursue the interest in the General Partner. In March 2001, MPI made another proposal to purchase the interest in the General Partner. Everest Financial, Inc. also participated as a bidder in the auction conducted by the bankruptcy trustee for Mr. Brennan's interest in the General Partner, but was not the successful bidder. Also, in December 2001, Everest Financial, Inc., an affiliate of Everest Properties II, LLC, managing member of the Purchaser, made an offer to acquire the Partnership's property directly, for a proposed purchase price of $8 million, subject to a satisfactory diligence review of the property. The offer was not accepted.

         The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment and also with a view to protecting the existing investment of affiliates of the Purchaser and increasing the likelihood that, if it is determined to be necessary, Purchaser, Everest or an affiliate will be successful in becoming the general partner of the Partnership if steps are taken to replace the general partner of the Partnership. The Purchaser and Everest are considering taking such steps, which may include seeking to remove the current general partner without its consent, or seeking an agreement with the current general partner regarding the future management of the Partnership, or taking other actions to effectively control the Partnership. In such event, Purchaser expects to exercise the voting power of the Units acquired in order to approve any matters submitted by the Purchaser, Everest or an affiliate for a vote of the limited partners of the Partnership. However, no specific plan in this regard has yet been determined, and any such actions would depend on future developments which the Purchaser cannot now predict. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations. The Purchaser does not have any present intention to take any action to liquidate the Partnership. The Purchaser nevertheless reserves the right, at an appropriate time, to exercise its rights as a limited partner to vote on matters such as any vote affecting the sale of the Partnership's property and the liquidation and dissolution of the Partnership. Except as expressly set forth herein, the Purchaser has no present intention to seek control of the Partnership or to change the management or operations of the Partnership, to cause the Partnership to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of the Partnership, to make any change in the distribution policies, indebtedness or capitalization of the Partnership, or to change the structure of the Partnership, the listing status of the Units or the reporting requirements of the Partnership.

Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet web site at and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchaser has relied on such information to the extent information is presented herein concerning the Partnership, and expressly disclaim any responsibility for the information included in such reports and extracted in this Offer.

Section 10. Conflicts of Interest. The Purchaser knows of no conflict of interest which may be deemed material to Unit holders.

Section 11. Certain Information Concerning the Purchaser. The Purchaser is Everest FJS Investors, LLC. The Purchaser is a California limited liability company that was formed in April 2002 by Everest Properties II, LLC a California limited liability company ("Everest") and MacKenzie Patterson, Inc., a California corporation ("MacKenzie") for the sole purpose of acquiring Units in the Partnership. The Purchaser has not carried on any other business prior to the date hereof. Purchaser is managed by Everest. The principal office of the Purchaser and Everest is 199 South Los Robles Avenue, Suite 440, Pasadena, CA 91101; the telephone number is (626) 585-5920. The principal business address of MacKenzie is 1640 School Street, Moraga, California 94556, and its business telephone number is 925-631-9100. For certain information concerning the directors and executive officers of Everest and MacKenzie, see Schedule I to this Offer to Purchase.

         The members of the Purchaser include affiliates of Everest and MacKenzie and the Purchaser may admit other affiliates of Everest and MacKenzie as members prior to consummation of the offer. Everest and MacKenzie have and control adequate capital to fund in full the total purchase cost of Units subject to the offer and have committed to contribute to the Purchaser all necessary funds. Other than initial capital to fund the expenses of organizing the Purchaser and distributing the Offer, Everest and MacKenzie have agreed to make any capital contribution to Purchaser necessary to fund the purchase price of Units just prior to the Expiration Date. Everest and MacKenzie have also agreed that, if a future attempt to replace the general partner of the Partnership is made, they would share equally the expenses and potential benefits of such an effort.

         Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on
Schedule I nor any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule I, or any affiliate of the Purchaser on the one hand, and the Partnership or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and
(vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds. The Purchaser expects that approximately $671,520 would be required to purchase 4,197 Units, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchaser expects to obtain these funds by means of equity capital contributions from its members prior to the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash reserves which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowing.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.

         The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit holders,
(iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership, in the reasonable judgment of the Purchaser;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser or may be waived by the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date in its sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchaser, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

         Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses. The Purchaser will pay all costs and expenses of printing, publication and mailing of the Offer. Selling Unit holders will bear the costs of transfer which the Partnership has established as $100 per transfer (regardless of the number of Units transferred).

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

May 6, 2002

EVEREST FJS INVESTORS, LLC

                                   SCHEDULE I

                        THE PURCHASER AND ITS PRINCIPALS

Everest Properties II, LLC
--------------------------

The business address of each executive officer of Everest FJS Investors, LLC (the "Offeror") and Everest Properties II, LLC ("Everest") is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. The telephone number is
(626) 585-5920. Each executive officer is a United States citizen. The name and principal occupation or employment of each executive officer of the Offeror and Everest are set forth below.

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History
----                          -----------------------------------------

W. Robert Kohorst             President of Everest  since 1996. President and
                              Director of Everest  Properties,  Inc. since 1994.
                              President and Director of KH Financial, Inc. since
                              1991.

David I. Lesser               Executive Vice President and Secretary of Everest
                              since 1996. Executive Vice President and Director of Everest Properties, Inc. since 1995. Principal and member of Feder, Goodman & Schwartz, Inc. from
                              1994 - 1996.

Christopher K. Davis          Vice President and the General Counsel of Everest
                              since 1998. Senior Staff Counsel and then Director of Corporate Legal of Pinkerton's, Inc. from
                              1995 - 1998.

Peter J. Wilkinson            Vice President and the Chief Financial Officer
                              Everest since 1996. Chief Financial Officer and
                              Director of Everest Properties, Inc. since 1996.



MacKenzie Patterson, Inc.
-------------------------

The names of the directors and executive officers of MacKenzie Patterson, Inc. are set forth below. Each individual is a citizen of the United States of America. The principal business address of MacKenzie and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100.

C.E. Patterson is President and a director of MacKenzie Patterson, Inc. which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989. In 1981, Mr. Patterson founded Patterson Financial Services, Inc. (PFS) with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. Mr. Patterson has served as president of Host Funding, Inc., an owner of lodging properties, since December 1999. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., each a closely held real estate investment company, and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

Berniece A. Patterson is a director of MacKenzie Patterson, Inc., and has served in that capacity since January 1989. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She has served as Chair of the Board and Vice President of PFS since that date. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Since October 1990, Ms. Patterson has served as Chief Executive Officer of Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of its three nursing homes and over 300 employees.

Glen W. Fuller became senior vice president, chief operating officer, and a director of MacKenzie Patterson, Inc. in May 2000. Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson, Inc. as a portfolio manager and research analyst. Since December 1999, Mr. Fuller has served as an officer and director of Host Funding, Inc. Prior to joining MacKenzie Patterson, Inc., from May 1996 to July 1998, Mr. Fuller ran the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller currently is a NASD - registered options principal, registered bond principal, and holds his NASD Series 7, general securities licence. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Christine Simpson is vice president of MacKenzie Patterson, Inc. and is responsible for the day-to-day management of research, and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson, Inc. Ms. Simpson has served in that position since January 1997, and prior to that time was employed by MacKenzie Patterson, Inc. as a research analyst from January 1994 to December 1996. She joined MacKenzie Patterson, Inc. as an administrative assistant in July 1990.





















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